SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of June, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

NATIONAL REGISTER OF LEGAL ENTITIES (C.N.P.J.) No. 42.150.391/0001-70

STATE REGISTRATION (NIRE) 29300006939

A Publicly-Held Company

CALL NOTICE

EXTRAORDINARY GENERAL MEETING TO BE HELD

ON JULY 30, 2021

The shareholders of BRASKEM S.A. (“Shareholders” and “Company”, respectively) are hereby called to meet an Extraordinary General Meeting, in an exclusively digital manner, pursuant to article 4, paragraph 2, item I, and article 21-C, paragraphs 2 and 3, of CVM Ruling No. 481, of December 17, 2009 (“CVM Ruling 481”), to be held on July 30, 2021, at 03:00 p.m., through digital platform Webex (“Digital Platform” and “Meeting”, respectively), to resolve upon the following Agenda:

1.               To resolve upon the amendment and restatement of the Company’s Bylaws, according to the changes contained in the Management Proposal, to transform the Compliance Committee into a Compliance and Audit Committee, set pursuant to the Bylaws.

Camaçari/BA, June 30, 2021.

José Mauro Mettrau Carneiro da Cunha

Chairman of the Board of Directors

General Information:

1. The Management Proposal ("Proposal") encompassing all documentation related to the matter included in the Agenda, the other documents provided for in CVM Ruling No. 481, and other relevant information for the exercise of voting rights at the Meeting, were made available to the Company's Shareholders on this date, as provided for in CVM Ruling 481, and can be accessed through the websites of the Brazilian Securities and Exchange Commission ("CVM") (www.cvm.gov.br), of the Company (www.braskem-ri.com.br) and of B3 S.A. – Brasil, Bolsa, Balcão (“B3”) (www.b3.com.br).

2. The Meeting shall be held in an exclusively digital manner, reason why the Shareholders may only participate via Digital Platform, in person or through an attorney-in-fact duly appointed pursuant to article 21-C, paragraphs 2 and 3 of CVM Ruling 481, in which case the Shareholders may: (i) simply take part in the Meeting, whether the Shareholders have sent in the Bulletin or not; or (ii) participate and vote at the Meeting.

3. There will be no remote voting (remote voting ballot) pursuant to IN CVM 481 for the purposes of the Meeting

4. Documents necessary to access the Digital Platform:

The Shareholders that wish to participate in the Meeting must send an e-mail braskem-ri@braskem.com, with a request for confirmation of receipt, at least 2 days in advance of the date scheduled for the Meeting, that is, by July 28, 2021, the following documents: (i) evidence issued by the financial institution depositary of the book-entry shares held thereby, proving ownership of the shares at least 8 (eight) days prior to the Meeting; (ii) if the Shareholder is a legal entity, articles of incorporation, bylaws or articles of association, minutes of the Board of Directors' election (if any) and minutes of the Executive Board election that prove the powers of representation; (iii) if the Shareholder is an investment fund, the fund's regulation, together with the information referred to above in relation to its administrator or manager; (iv) additionally, in the case of representation of a Shareholder (individual, legal entity or investment fund) by proxy, the respective power of attorney, granted in compliance with article 126, paragraph 1, of Law 6,404/76; and (v) in relation to the Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body.

The access to the Digital Platform shall be forbidden for shareholders that do not submit the necessary participation documents within the deadline set herein, pursuant to article 5, paragraph 3, of CVM Ruling 481.

The Company explains that, exceptionally for this Meeting, the Company shall waive the sending of the physical counterparts a of the Shareholders’ representation documents to the Company’s offices, as well as the certification of the authenticity of the grantor’s signature on the power of attorney for representation of the Shareholder, the notarization, the consularization, the annotation and the sworn translation of all of the Shareholder’s representation documents, sufficing to send a simple copy of the original counterparts of said documents to the Company’s e-mail stated above. The Company does not accept powers of attorney granted by Shareholders through electronic means (i.e., digitally signed powers of attorney without any digital certification).

5. Detailed information on the rules and procedures for participating and/or voting in the Meeting, including instructions regarding access to the Digital Platform are contained in the Manual for Shareholders’ Participation in the Meeting, in the Company’s Management Proposal and other documents available in the websites of the CVM (www.cvm.gov.br), of the Company (www.braskem-ri.com.br) and of B3 (www.b3.com.br).

* * * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are statements that are not historical facts, and are based on our management’s current view and estimates of future economic and other circumstances, industry conditions, company performance and financial results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings and of COVID-19 on our business, financial condition and operating results. The words “anticipates,” “believes,” “estimates,” “expects,” “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the potential outcome of legal and administrative proceedings, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting our financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of our management and are subject to a number of risks and uncertainties, many of which are outside of the our control. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal proceedings and the unprecedented impact of COVID-19 pandemic on our business, employees, service providers, stockholders, investors and other stakeholders, could cause actual results to differ materially from current expectations. Please refer to our annual report on Form 20-F for the year ended December 31, 2019 filed with the SEC, as well as any subsequent filings made by us pursuant to the Exchange Act, each of which is available on the SEC’s website (www.sec.gov), for a full discussion of the risks and other factors that may impact any forward-looking statements in this presentation.